NOL



RECEIVED
2008 NOV 24 A 11:24
OFFICE OF INTERNATIONAL CORPORATE FINANCE

19 November 2008

By Courier

U.S. Securities and Exchange Commission
Attn: Elliott Staffin
Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 36-28
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Sirs

Rule 12g3-2 Exemptions for American Depository Receipts ("ADR")
Neptune Orient Lines Limited
File No. 82-2605

NOL has today made an announcement on its cost reduction initiatives.

Attached is a copy of the above announcement for your attention, please.

Yours faithfully

Wong Kim Wah (Ms)
Company Secretary

PROCESSED
NOV 26 2008
THOMSON REUTERS

Enc

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O:\CSD\SECRETARIAT\Neptune Orient Lines Limited\Correspondence\Letter\2008\Letter to SEC (Elliott Staffin)(NOL Gp Announces Cost Reduction Initiatives) - 19Nov08.DOC

11/24




Neptune Orient Lines Limited
456 Alexandra Road #06-00
NOL Building Singapore 119962
Tel: 65 6278 9000 Fax: 65 6278 4900
www.nol.com.sg
Co. Reg. No.: 196800632D

Miscellaneous	
* Asterisks denote mandatory information	

Name of Announcer *	NEPTUNE ORIENT LINES LIMITED
Company Registration No.	196800632D
Announcement submitted on behalf of	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted with respect to *	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted by *	Ms Marjorie Wee & Ms Wong Kim Wah
Designation *	Company Secretaries
Date & Time of Broadcast	19-Nov-2008 07:10:25
Announcement No.	00002

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	NOL GROUP ANNOUNCES COST REDUCTION INITIATIVES
Description	Please see the Company's announcement (attached) on the above subject.
Attachments	Restruct.pdf Total size = **31K** (2048K size limit recommended)



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Press Release

NOL Group Announces Cost Reduction Initiatives

Package of measures includes capacity reductions, productivity measures, actions on operating and overhead costs

Singapore, 19 November 2008 - Neptune Orient Lines Limited (NOL), the parent company of container shipping line APL and of APL Logistics, today announced a package of measures to place the company on a more sustainable footing through an expected severe and prolonged downturn in global container shipping.

The actions to be taken will bring the organisation into line with the reduced capacity the company will be operating as a result of initiatives announced on 21 October 2008. The capacity reductions will lower the NOL Group's vessel network costs by about US$200 million in 2009 (This figure includes some fixed vessel and charter hire costs).

NOL said it did not see a recovery from the challenging conditions for quite some time and the potential exists for them to persist for the next few years. The company said the market environment has worsened considerably over the past month and that it anticipated further deterioration in trading conditions going forward. It described the outlook for profitability in 2009 as grim.

NOL has, therefore, decided on a number of additional actions:

- A continuing strong focus on productivity measures and reducing operating costs as well as overhead costs.
- A reduction of the Group's global workforce of about 1,000 positions with the largest impacts being in North America, where the company's cost base is highest.
- The relocation of the Group's Americas' regional headquarters from Oakland, California to a more cost effective location elsewhere in the United States. A decision on the location and time frame for transition to the new regional headquarters will be announced in December 2008.
- Additional business adjustments in Europe and across the company's Asian regions. A staff reduction of about 50 positions is expected at the company's Singapore office.
- Changes in the way the APL Logistics business is managed to create efficiencies and clearer line of sight of roles and accountabilities.

NOL is committed to providing a range of support and assistance services for affected employees.

NOL Group President and CEO Mr Ron Widdows said: "The negative conditions we are seeing in the market place are unprecedented in our industry's history. This necessitates these very difficult decisions."

"Last month, we initiated capacity reductions which will significantly reduce our vessel network and operating costs. Now, in view of the deteriorating market conditions, we take these additional steps. This reflects our considered view that what we are seeing goes beyond a normal cyclical downturn," he said.

The bulk of the staff reductions will be in non-customer facing roles, reflecting the Group's ongoing commitment to delivering high-quality services to customers.

Mr Widdows said it was anticipated that NOL's plan would lead to a restructuring charge of approximately US$33 million in NOL's fourth quarter 2008 financial results, but would deliver positive financial outcomes in future years. Additional charges are anticipated for 2009.

"Our aim is to ensure a viable future, to shape the company to handle the turbulence ahead and to be positioned for success when the global economy recovers," concluded Mr Widdows.

-ENDS-

Note to editors:

Media Enquiries:

Mr Paul Barrett
Telephone: (65) 6371 7959
paul_barrett@nol.com.sg

Investor Enquiries:

Mr Bernie Yu
Telephone: (65) 6371 5028
bernie_yu@nol.com.sg

About NOL

Neptune Orient Lines (NOL) is a Singapore-based global container shipping, terminals and logistics company. Its container shipping arm, APL, provides world-class container shipping services and intermodal operations supported by leading-edge IT and e-commerce. Its APL Terminals unit has one of the world's leading container terminal networks, with key gateway facilities in Asia and North America. Its logistics business, APL Logistics, provides international, end-to-end logistics services and solutions, employing the latest IT and data connectivity for maximum supply chain visibility and control. NOL Web site: www.nol.com.sg